Brian London

Associate

215-963-5886

brian.london@morganlewis.com

July 16, 2020

FILED AS EDGAR CORRESPONDENCE

Rebecca Marquigny, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Ms. Marquigny:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 238, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 242, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Knights of Columbus Real Estate Fund (formerly, the Knights of Columbus Global Real Estate Fund) (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Knights of Columbus Asset Advisors LLC (the “Adviser”), the investment adviser of the Fund or Ranger Global Real Estate Advisors, LLC (“Ranger” or the “Sub-Adviser), the sub-adviser of the Fund, for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.	Comment. Please provide the fee table and expense example that will be included in the prospectus.

Response. The following fee table and expense example will be included in the prospectus:

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Rebecca Marquigny, Esq.

July 16, 2020

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

		I Shares		Class S Shares		Investor Shares
Management Fees		0.85%		0.85%		0.85%
Distribution and/or Service (12b-1) Fees		None		None		0.25%
Other Expenses		0.52%		0.72%		0.72%
Shareholder Servicing Fees	None		0.20%		0.20%
Other Operating Expenses	0.52%		0.52%		0.52%
Total Annual Fund Operating Expenses		1.37%		1.57%		1.82%
Less Fee Reductions and/or Expense Reimbursements[1]		(0.37)%		(0.37)%		(0.37)%
Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements		1.00%		1.20%		1.45%

[1]	Knights of Columbus Asset Advisors LLC (“Knights of Columbus Asset Advisors” or the “Adviser”) has contractually agreed to waive fees and/or to reimburse expenses to the extent necessary to keep Total Annual Fund Operating Expenses (excluding interest, taxes, brokerage commissions and other costs and expenses relating to the securities that are purchased and sold by the Fund, acquired fund fees and expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles, non-routine expenses and any class-specific expenses (including Distribution and/or Service (12b-1) Fees and Shareholder Servicing Fees) (collectively, “excluded expenses”)) from exceeding 1.00% of the average daily net assets of each of the Fund's share classes until February 28, 2022 (the “contractual expense limit”). In addition, the Adviser may receive from the Fund the difference between the Total Annual Fund Operating Expenses (not including excluded expenses) and the contractual expense limit to recoup all or a portion of its prior fee waivers or expense reimbursements made during the rolling three-year period preceding the recoupment if at any point Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment. This agreement may be terminated: (i) by the Board of Trustees (the “Board”) of The Advisors’ Inner Circle Fund III (the “Trust”), for any reason at any time; or (ii) by the Adviser, upon ninety (90) days’ prior written notice to the Trust, effective as of the close of business on February 28, 2022.

Rebecca Marquigny, Esq.

July 16, 2020

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses (including capped expenses for the period described in the footnote to the fee table) remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
I Shares	$102	$371	$689	$1,591
Class S Shares	$122	$434	$795	$1,814
Investor Shares	$148	$511	$926	$2,085

2.	Comment. With respect to the Expense Limitation’s excluded expenses, please supplementally provide examples of costs and expenses, other than brokerage commissions, that relate to the securities that are purchased and sold by the Fund.

Response. With respect to the Expense Limitation’s excluded expenses, costs and expenses, other than brokerage commissions, that relate to the securities that are purchased and sold by the Fund include trading costs such as bid/ask spread and price impact.

3.	Comment. Please explain supplementally how derivatives, including covered call options, will be valued for purposes of the Fund’s 80% investment policy.

Response. The Fund intends to take into account exposures created by derivative instruments for purposes of its 80% investment policy in a manner consistent with Rule 35d-1 under the 1940 Act. For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of its 80% investment policy. On the other hand, if a derivative creates an investment exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount, the Fund reserves the right to use that amount for purposes of its 80% investment policy. The Trust respectfully submits that such treatment is consistent with the SEC’s statement in footnote 13 of the adopting release for Rule 35d-1 (Release No. IC-24828) that “[i]n appropriate circumstances” a fund could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”

4.	Comment. In the “Principal Risks” section, please add risk disclosure relating to preferred stocks in which the Fund may invest.

Rebecca Marquigny, Esq.

July 16, 2020

Response. The requested change has been made

5.	Comment. In the “More Information about Risk” section, please clarify in the “Covered Call Risk” paragraph that covered call options are a type of derivative investment.

Response. The requested change has been made.

6.	Comment. The Staff provided several comments with respect to the “Related Performance Data of Ranger Global Real Estate Advisors, LLC and the Portfolio Manager” section.

Response. The referenced section has been removed in its entirety.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5886.

Very truly yours,

/s/ Brian T. London

Brian T. London